SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     9)*
 NAME OF ISSUER:  ARIZONA PUBLIC SERVICE COMPANY
 TITLE OF CLASS OF SECURITIES:  ARIZONA PUBLIC SVC. CO. PFD. "Q" ADJ.
                                RATE
    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  040555 83 1
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:                126,403   SHARES
           (6) SHARED POWER TO VOTE:                    0   SHARES
           (7) SOLE POWER TO DISPOSE:             146,403   SHARES
           (8) SHARED POWER TO DISPOSE:                 0   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                   146,403   SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   29.2 %
  (12) TYPE OF REPORTING PERSON:  HC
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:        9                                 DATE  DECEMBER 30,1994
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  ARIZONA PUBLIC SERVICE COMPANY
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              411 NORTH CENTRAL AVENUE
                              P. O. BOX 53999
                              PHOENIX, ARIZONA 85072-3999

ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            ARIZONA PUBLIC SVC. CO. PFD. "Q" ADJ.
                    RATE
                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A
                 COMMON STOCK.
ITEM 2  (E) CUSIP NO:   040555 83 1
ITEM 3    TYPE OF PERSON:  (G) PARENT HOLDING COMPANY
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:        146,403       SHARES,
              INCLUDING          0  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS: 29.2
ITEM 4  (C)     (I) SOLE POWER TO VOTE:               126,403  SHARES
               (II) SHARED POWER TO VOTE:                   0  SHARES
              (III) SOLE POWER TO DISPOSE:            146,403  SHARES
               (IV) SHARED POWER TO DISPOSE:                0  SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   NOT APPLICABLE
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS
OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS
SUCH PERSON IS IDENTIFIED BELOW.
ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
         MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(B) BANK
         J.P. MORGAN INVESTMENT MANAGEMENT, INC. - 3(E) INVESTMENT ADVISOR MORGAN TRUST COMPANY OF FLORIDA N.A. - 3(B) BANK
   CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES
ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.
   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
                                        KATHLEEN H. TRIPP
                                        VICE PRESIDENT